Exhibit - (a)(1)(ii)

FORM OF EMAIL ANNOUNCEMENT OF EXCHANGE OFFER

To:	Eligible Employees
Date:	August 17, 2009
Subject:	Stereotaxis, Inc. Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights

Following approval by our stockholders at our 2009 annual meeting, we are pleased to announce that Stereotaxis, Inc. (“STXS”) is today officially commencing its offer to exchange certain outstanding stock options and certain outstanding stock appreciation rights for replacement stock options and stock appreciation rights, respectively (the “Exchange Offer”). The Exchange Offer and withdrawal rights will remain open to Eligible Employees until 11:59 p.m. local St. Louis time on September 14, 2009 unless the Exchange Offer is extended by STXS in its sole discretion.

In order to answer any questions you may have about the Exchange Offer, we will schedule an informational session. We will send further notice when the time and place of the informational session is determined. We may schedule additional informational sessions throughout the offering period and will provide you with a schedule of such future meetings. We will conduct separate internet conferences for our international employees at times to be announced later.

You may participate in the Exchange Offer if: (i) you are an “Eligible Employee”; (ii) you hold “Eligible Options” and/or “Eligible SARS”; and (iii) we receive your “Election Form” no later than 11:59 p.m. local St. Louis time on September 14, 2009 (unless the Exchange Offer is extended by STXS in its sole discretion). The offering memorandum attached to this email defines “Eligible Employee”, “Eligible Options”, “Eligible SARS” and “Election Form” and we encourage you to read the attached offering memorandum carefully as it contains important information regarding your eligibility to participate in the Exchange Offer and the terms upon which your Eligible Options and/or Eligible SARS may be exchanged.

As noted above, we must receive your Election Form no later than 11:59 p.m. local St. Louis time on September 14, 2009 (unless the Exchange Offer is extended by STXS in its sole discretion). Election Forms must be submitted to Sarah Kamp by (i) hand delivery, (ii) facsimile to (314) 678-6119 or (iii) by email to sarah.kamp@stereotaxis.com. Please note that these are the only acceptable methods for delivery of your Election Form, and you may not submit your Election Form via interoffice or U.S. mail.

At any time following our receipt of your Election Form and prior to the expiration of the Exchange Offer on 11:59 p.m. local St. Louis time on September 14, 2009 (unless the Exchange Offer is extended by STXS in its sole discretion), you may revoke your election to participate in the Exchange Offer by requesting a replacement Election Form and submitting it in the same manner prior to the expiration of the Exchange Offer at 11:59 p.m. local St. Louis time on September 14, 2009 (unless the Exchange Offer is extended by STXS in its sole discretion).

It is your responsibility to ensure that we have received your Election Form and any replacement Election Forms.

If you have any questions about the Exchange Offer, please contact Peggy Stohr by telephone at (314) 678-6111 or by email to peggy.stohr@stereotaxis.com.